UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Digimarc CORP

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25381B101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 25381B101

1	NAME OF REPORTING PERSON Red Beard Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 1,250,822 (1)
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,250,822 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,822 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON OO (LLC)

(1)	Mr. Smith is the Manager of Red Beard Holdings, LLC, and may be deemed to have beneficial ownership of the shares held thereby.

CUSIP No.: 25381B101

1	NAME OF REPORTING PERSON VCS Master Holdings GP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 152,102 (1)
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 152,102 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,102 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

(1)	Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP, and disclaims beneficial ownership of the shares held thereby.

CUSIP No.: 25381B101

1	NAME OF REPORTING PERSON LB 2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 20,000 (1)
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 20,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON OO (LLC)

(1)	Mr. Smith is the Manager of LB 2, LLC, and therefore may be deemed to have beneficial ownership of the shares held thereby.

CUSIP No.: 25381B101

1	NAME OF REPORTING PERSON Vincent Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 802,748.16 (1)
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 1,422,924 (2)
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 802,748.16 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,422,924 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,225,672.16 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12	TYPE OF REPORTING PERSON IN

(1)	Includes 109,540 shares held by The Vincent C. Smith, JR. Annuity Trust 2022-1, of which Mr. Smith is a grantor and 693,208.16 shares held by Mr. Smith directly.
(2)

Includes 1,250,822 shares held by Red Beard Holdings, LLC, 152,102 shares held by VCS Master Holdings GP, and 20,000 shares held by LB 2, LLC. Mr. Smith is the Manager of each of Red Beard Holdings, LLC and LB 2, LLC, and therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP and disclaims beneficial ownership of the shares held thereby.

Item 1.	(a) Name Of Issuer Digimarc Corporation (the "Issuer")
(b) Address Of Issuer's Principal Executive Offices 9405 SW Gemini Drive Beaverton, Oregon 97008
Item 2.

(a) Name Of Person Filing

This Statement is filed on behalf of each of the following persons:

(i)         Red Beard Holdings, LLC, a limited liability company organized under the laws of Delaware (“Red Beard”);

(ii)        VCS Master Holdings GP, a Delaware General Partnership (“VCS”);

(iii)       LB2, LLC, a limited liability company organized under the laws of California ("LB 2"); and

(iv)       Vincent C. Smith, an individual ("Mr. Smith", and together with Red Beard, VCS and LB2, the "Reporting Persons").

Mr. Smith is the Manager of each of Red Beard Holdings, LLC and LB 2, LLC, and therefore may be deemed to have beneficial ownership of the shares reported herein. Mr Smith is the grantor of all the trusts that are the partners of VCS, and disclaims beneficial ownership of the shares held thereby.

(b) Address Of Principal Business Office Or, If None, Residence The mailing address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.

(c) Citizenship

(i)         Red Beard is a limited liability company organized under the laws of Delaware;

(ii)        VCS is a general partnership organized under the laws of Delaware;

(iii)       LB2 is a limited liability company organized under the laws of California; and

(iv)       Mr. Smith is a citizen of the United States of America.

(d) Title of Class of Securities: Common Stock, par value $0.001 per share (the "shares")
(e) CUSIP Number: 25381B101
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

Item 4.

(a) Amount beneficially owned:

(i)         Red Beard beneficially owns an aggregate of 1,250,822 shares;

(ii)        VCS beneficially owns an aggregate of 152,102 shares;

(iii)       LB2 beneficially owns an aggregate of 20,000 shares; and

(iv)       Mr. Smith may be deemed to beneficially own an aggregate of 2,225,672.16 shares, including the shares held by each of Red Beard, VCS and LB 2, 109,540 shares held by The Vincent C. Smith, JR. Annuity Trust 2022-1, and 693,208.16 shares held directly.

(b) Percent of class:

The percentage of shares beneficially owned by the Reporting Persons below is based upon 20,357,890 shares of the Issuer's common stock outstanding as of November 2, 2023, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023:

(i)         Red Beard – 6.1%;

(ii)        VCS – less than 1%;

(iii)       LB2 – less than 1%;

(iv)       Mr. Smith – 10.9%;

(c) Number of shares as to which the person has:

(i)         Sole power to vote or to direct the vote:

Red Beard: 0

VCS: 0

LB2: 0

Mr. Smith: 802,748.16

(ii)        Shared power to vote or to direct the vote

Red Beard: 1,250,822

VCS: 152,102

LB2: 20,000

Mr. Smith: 1,422,924

(iii)       Sole power to dispose or to direct the disposition of

Red Beard: 0

VCS: 0

LB2: 0

Mr. Smith: 802,748.16

(iv)       Shared power to dispose or to direct the disposition of

Red Beard: 1,250,822

VCS: 152,102

LB2: 20,000

Mr. Smith: 1,422,924

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: N/A
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A
Item 8.	Identification and Classification of Members of the Group: N/A
Item 9.	Notice of Dissolution of a Group: N/A
Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024	Red Beard Holdings, LLC

	By:	/s/ Vincent C. Smith
Vincent C. Smith
Title: Manager

VCS Master Holdings GP

	By:	/s/ Jerry Rickmeyer
Jerry Rickmeyer
Title: Trustee & Partner

LB 2, LLC

	By:	/s/ Vincent C. Smith
Vincent C. Smith
Title: Manager

/s/ Vincent C. Smith Vincent C. Smith